EXHIBIT 99.1

Stantec signs letter of intent to acquire US-based Paleo Solutions, deepening archaeology and paleontology expertise

EDMONTON, Alberta and NEW YORK, Aug. 03, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Global engineering and design firm Stantec has signed a letter of intent (set to close in Q4) to acquire Paleo Solutions, a full-service natural resources and cultural resources management consulting firm. Paleo Solutions provides paleontological and archaeological services for the rail, transportation, water, and power and energy sectors across the western United States. The financial terms of the transaction were not disclosed.

Founded in 2004, Paleo Solutions’ 65+ person team includes paleontologists, geologists, archaeologists, architectural historians, program managers, and GIS specialists. The acquisition of Paleo Solutions, which has established a strong presence in supporting renewable energy, electrical generation, and transmission projects, is a continuation of Stantec’s commitment to sustainability. Paleo Solutions will provide added depth to Stantec’s current Archaeology team and new expertise in paleontology across the firm’s US Pacific and Mountain Regions.

“Paleo Solutions and Stantec are committed to sustainable, responsible project delivery,” said Gord Johnston, President and Chief Executive Officer, Stantec. “Paleo Solutions adds a talented group of team members with a shared passion for bettering communities across the globe and will be a terrific addition to our growing Environmental Services team. Paleo Solutions’ expertise in paleontology and cultural resources management greatly enhances the innovative solutions we can offer to clients across the US and beyond.”

Paleo Solutions is headquartered in Los Angeles (Monrovia), California with offices in Redlands, California and Denver, Colorado. The firm has provided paleontological consulting services on thousands of miles of transportation projects including highways and railways throughout the western United States.

With net-zero carbon emissions standards gaining momentum at state and federal levels, Paleo Solutions is strategically positioned to capture a dominant share of the paleontological and cultural resources market supporting the renewable energy and transmission sectors. Additional market growth is anticipated with federal and state agencies because of the new administration and the Department of Interior’s new implementation of regulations for the Paleontological Resources Preservation Act.

Some notable projects in Paleo Solutions’ portfolio include

  Surveying, monitoring, and recording of cultural and paleontological resources along line segments of the Tehachapi Renewable Energy Transmission Project for Southern California Edison. This is one of the largest green-energy projects in North America, involving the reconstruction of existing transmission facilities and new construction of 500 kV transmission lines to carry electricity from wind generation sites in the Tehachapi Mountains to the greater Los Angeles area.
  Paleontological monitoring during road grading and drilling of transmission structures within 14 sedimentary geologic formations in support of the Aeolus to Jim Bridger portion of the Gateway West Transmission Line Project for PacifiCorp.
  Paleontological resource services for the Stateline Solar Farm Project for First Solar, a 300 MW solar photovoltaic energy generation project on 1,999 acres of public land in California and Nevada. This included pre-construction paleontological field surveys, a Paleontological Monitoring and Mitigation Plan (PMMP), and execution of paleontological monitoring while complying with federal regulations.

“Stantec’s values align well with ours and we’re incredibly excited to join their growing team in the Western United States,” said Geraldine Aron, Paleo Solutions’ CEO and Programs Director. “Both Paleo Solutions and Stantec value environmental sustainability and preservation of natural and cultural resources, and we look forward to marrying our enthusiasm and expertise with Stantec’s global footprint.”

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

Media Contact
Danny Craig
Stantec Media Relations
Ph (949) 923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

Design with community in mind